EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations	$149,068	$37,277	$61,204	$28,702	$22,833
Equity in income of unconsolidated entities	(6,009)	(338)	223	593	1,149
Income tax expense	2,050	893	803	727	623
Income from continuing operations before equity in income of unconsolidated entities and income tax expense	145,109	37,832	62,230	30,022	24,605
Add:
Distribution of income from investments in unconsolidated entities	15,964	9,768	12,164	1,402	1,735
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	125,675	81,067	63,807	60,441	56,257
Deduct:
Capitalized interest	1,722	2,089	2,318	1,156	66
Total Earnings (A)	$285,026	$126,578	$135,883	$90,709	$82,531
Fixed charges and preferred dividends:
Interest expense	$119,464	$75,915	$57,937	$56,383	$53,564
Amortization of deferred financing costs	4,489	3,063	3,552	2,902	2,627
Capitalized interest	1,722	2,089	2,318	1,156	66
Total Fixed Charges (B)	$125,675	$81,067	$63,807	$60,441	$56,257
Preferred dividends, including redemption costs	—	—	—	—	11,698
Total Fixed Charges and Stock Dividends (C)	$125,675	$81,067	$63,807	$60,441	$67,955

Ratio of Earnings to Fixed Charges (A/B)	2.3 x	1.6 x	2.1 x	1.5 x	1.5 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.3 x	1.6 x	2.1 x	1.5 x	1.2 x